[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 21, 2015

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Mellissa Campbell Duru

Re:	Pfizer Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Filed September 16, 2015
File No. 333-206758

Dear Ms. Campbell Duru:

In response to the oral conversation between the staff (the “Staff”) of the Securities and Exchange Commission and the undersigned on September 18, 2015, the purpose of this letter is to confirm to the Staff that holders of notes of Hospira, Inc. (“Hospira Notes”) who validly tendered and did not withdraw their Hospira Notes in the exchange offers and consent solicitations by Pfizer Inc. pursuant to the Letter of Transmittal and Consent filed on September 3, 2015 will receive the same treatment as holders of Hospira Notes who validly tender and do not withdraw their tender of Hospira Notes pursuant to the Amended and Restated Letter of Transmittal and Consent filed on September 16, 2015.

Should any member of the Staff have any questions or comments concerning this filing, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact me at (212) 735-3497.

Sincerely,

/s/ Stacy J. Kanter

Stacy J. Kanter